Mail Stop 3561

February 28, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Randy S. Cieslewicz, Chief Financial Officer
Multimedia Games, Inc.
206 Wild Basin Road, Building B, Fourth Floor
Austin, Texas 78746

> **Re:** **Multimedia Games, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed December 14, 2007**
> **Form 10-Q for the fiscal quarter ended December 31, 2007**
> **Filed February 11, 2008**
> **File No. 001-14551**

Dear Mr. Cieslewicz:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended September 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31
Results of Operations, page 35
Fiscal 2007 Compared to Fiscal 2006, page 35
Other Income and Expense, page 37

1.   We note that you received other income from the distribution of a partnership
        interest. Please clarify the nature of this distribution, your ownership percentage
        of the related partnership and if you expect the distribution to be a recurring item.

Critical Accounting Policies, page 43

2.   We note that your critical accounting policies disclosure is substantially similar to
        your accounting policy footnote 1. In accordance with the guidance in FR-72
        (Release 33-8350), please revise your discussion in future filings to identify the
        risks involved with critical accounting policies, analyzing to the extent possible
        factors such as:
        •   How the company arrived at the estimate;
        •   How accurate the estimate/assumption has been in the past;
        •   Whether the estimate/assumption is reasonably likely to change in the future;
            and
        •   Evaluate the sensitivity to change of critical accounting policies.

Financial Statements
General

3.   We note several write-offs of amounts during your fiscal year 2007, specifically a
        write-off of $111,000 related to the Alabama sweepstakes as disclosed on page 4,
        and a write-off of $2.9 million related to property and equipment from page 64.
        Please provide us with further information concerning the nature of these write-
        offs including how you classified the amounts in your statements of operations,
        how the amounts were determined, clarify if the $2.9 million was as a result of
        disposal or impairment analysis, and tell us why you did not provide the

disclosures required by paragraphs 26 or 47 of SFAS 144 if applicable. We may have further comment upon review of your response.

Notes to Consolidated Financial Statements, page 57

Note 1. Summary of Significant Accounting Policies, page 57

Revenue Recognition, page 57

4. Please tell us and revise future filings to expand on your revenue recognition footnote to describe how your revenue recognition policies comply with the guidance outlined in SAB 104, specifically addressing when each criteria of SAB 104 is considered to have been met for each type of revenue disclosed. Your revised disclosure and response should also address your shipping policies with regards to when title transfers to the customer for sales of gaming equipment and elaborate on revenue recognized under EITF 00-21 when components are considered essential to the function of the other components.

5. In a related matter, please clarify your last sentence from the fifth paragraph on page 58 concerning revenue recognition of software when an element is considered essential to the function of the other elements. Tell us under what circumstances and arrangements you recognize revenue under these circumstances how you determine that revenues may be recognized over the term of the services rendered if delivery has not yet occurred according to paragraph 105 of SOP 97-2.

Note 10. Commitments and Contingencies, page 71

6. In concluding on several of your litigation and regulatory proceedings, you state that you are unable to make any prediction as to the ultimate outcome due to inherent uncertainties in any litigation. Please revise future filings to state your conclusions based on your knowledge of the specific cases rather than on uncertainties in any litigation.

Support Consultants, Inc., page 73

7. Please tell us the line item in which you reported the settlement of $275,000 in your consolidated statements of operations.

New York Sales Tax Audit, page 74

8. We note your disclosure that you have not recorded a liability for the proposed audit change because any settlement is not probable at this time, nor is it estimable. Please tell us why you believe the settlement is not probable given the assessment received for tax and penalties and include why you believe the amount is not estimable given the amounts stated in the assessment notice. Refer to SFAS 5.

Note 13. Supplemental Consolidated Quarterly Financial Data, page 77

9. We note that net income fluctuated significantly in the all quarters of both fiscal 2006 and 2007. Please revise your disclosure in future filings to explain the reason(s) for the changes in net income, as well as other significant changes in revenues, operating income, income before taxes and earnings per share as applicable. Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Please revise your footnote to comply with the disclosure requirements of Item 302(a)(3) in future filings.

Quarterly report on Form 10-Q for the quarter ended December 31, 2007

Financial Statements, page 3

Notes to Consolidated Financial Statements, page 7

Note 8. Commitments and Contingencies, page 13

WMS Industries, page 14

10. We note that on December 21, 2007, you entered into an agreement with WMS settling all disputes. Please tell us and revise future filings to disclose what amounts you accrued in your fiscal 2007 financial statements with regard to the estimated $3 million owed to WMS Gaming. If you did not accrue such amounts in your fiscal 2007 financial statements, please tell us why you believe you were not required to do so under SFAS 5. Include in your response details concerning the settlement amounts and timing of payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief